UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 17 November, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 17 November 2025: Results of the annual general meeting of Sasol Limited held on 14 November 2025

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL LIMITED HELD ON 14 NOVEMBER 2025

Sasol shareholders are hereby advised of the results of the business conducted at Sasol's annual general meeting held on 14 November 2025.

All the resolutions were passed by the requisite majority of voting rights exercised. The results are as follows:

1. The audited annual financial statements of the Company and the Group, including the remuneration report and reports of the directors, external auditors, the Audit Committee and the Safety, Social and Ethics Committee for the financial year ended 30 June 2025, were presented.

2. Non-binding advisory resolution number 1: To endorse, on a non-binding advisory basis, the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 570 017	72,11%	93,93%	6,07%	0,04%

3. Non-binding advisory resolution number 2: To endorse, on a non-binding advisory basis, the implementation report of the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
414 383 533	63,77%	97,43%	2,57%	8,38%

4. Non-binding advisory resolution number 3: To endorse, on a non-binding advisory basis, Sasol's climate change mitigation and adaptation strategy and management approach.

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*

369 882 500	56,92%	85,30%	14,70%	15,23%

5. Ordinary resolution number 1- 1: To re-elect Mr S Baloyi as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 568 886	72,11%	99,84%	0,16%	0,04%

6. Ordinary resolution number 1- 2: To re-elect Mr M J Cuambe as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 318 312	72,07%	99,54%	0,46%	0,08%

7. Ordinary resolution number 1- 3: To re-elect Ms M B N Dube as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 446 576	72,09%	97,74%	2,26%	0,06%

8. Ordinary resolution number 1- 4: To re-elect Dr M Flöel as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 453 252	72,09%	99,50%	0,50%	0,06%

9. Ordinary resolution number 2- 1: To elect Ms N X Maluleke as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 445 187	72,09%	99,91%	0,09%	0,06%

10. Ordinary resolution number 3: To appoint KPMG Inc, nominated by the Company's Audit Committee, as independent auditor of the Company and the Group

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 594 286	72,12%	99,90%	0,10%	0,04%

11. Ordinary resolution number 4- 1: To elect Mr D G P Eyton as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*

468 459 363	72,10%	99,20%	0,80%	0,06%

12. Ordinary resolution number 4- 2: To elect Ms K C Harper as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 459 584	72,10%	99,55%	0,45%	0,06%

13. Ordinary resolution number 4- 3: To elect Ms G M B Kennealy (Chairman) as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 459 505	72,10%	99,19%	0,81%	0,06%

14. Ordinary resolution number 4- 4: To elect Ms N X Maluleke as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 455 694	72,10%	99,91%	0,09%	0,06%

15. Ordinary resolution number 4- 5: To elect Mr S Subramoney as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 427 164	72,09%	99,51%	0,49%	0,07%

16. Ordinary resolution number 5- 1: To elect Mr S Baloyi as member of the Safety, Social and Ethics Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 569 207	72,11%	99,42%	0,58%	0,04%

17. Ordinary resolution number 5- 2: To elect Ms M B N Dube as member of the Safety, Social and Ethics Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 453 851	72,09%	98,07%	1,93%	0,06%

18. Ordinary resolution number 5- 3: To elect Mr D G P Eyton (Chairman) as member of the Safety, Social and Ethics Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 327 603	72,08%	99,42%	0,58%	0,08%

19. Ordinary resolution number 5- 4: To elect Dr M Flöel as member of the Safety, Social and Ethics Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 452 955	72,09%	99,30%	0,70%	0,06%

20. Ordinary resolution number 5- 5: To elect Mr V D Kahla as member of the Safety, Social and Ethics Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 447 364	72,09%	99,57%	0,43%	0,06%

21. Ordinary resolution number 5- 6: To elect Ms N X Maluleke as member of the Safety, Social and Ethics Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 453 014	72,09%	99,92%	0,08%	0,06%

22. Special resolution number 1: To approve the remuneration payable to non-executive directors of the Company for their services as directors

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 465 304	72,10%	98,07%	1,93%	0,06%

23. Special resolution number 2: To authorise the Board to approve the general repurchase by the Company or by any of its subsidiaries, of any of the Company's ordinary shares and/or Sasol BEE Ordinary Shares

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
468 586 487	72,12%	77,63%	22,37%	0,04%

* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 649 775 104, as at Friday, 7 November 2025, being the Record Date of the annual general meeting.
** Based on the total number of shares that voted for or against a resolution at the annual general meeting.

17 November 2025
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 November 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary